Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846
Customer Letter — ProLogis
Final
[Date]
Dear Valued ProLogis Customer,
I am excited to announce that ProLogis plans to merge with AMB. As a stronger and more diverse company, we will be better able to serve our customers with state-of-the-art facilities in 22 countries around the world.
The two companies have highly complementary portfolios, which mean that we will offer our customers access to modern distribution facilities in the world’s most important gateway markets and logistics corridors. As a combined company, we will have an even greater presence in North America, Europe and Japan as well as being able to offer you options in China and Brazil. As a stronger company, we will have more resources to accelerate the development of properties in the markets where our customers need additional capabilities. We will have greater financial flexibility to adapt to changes in the global economy to provide service where and when our customers need us.
The combined company will be made up of both ProLogis and AMB employees – from our executive team and Board of Directors and throughout the entire organization. This larger and more diverse team will be on hand to assist customers, with stellar customer service being a top priority for the new company.
We have already begun planning for the integration of our two companies, but please note that there will be no changes until we receive certain regulatory and shareholder approvals, which we expect to obtain during the second quarter of 2011. At the time of the combination, we will look to ensure that it is a transparent as possible to your business. We will keep you updated throughout this process and inform you well in advance of any changes that may affect your business with ProLogis. Until then we will maintain the high level of service that you have come to expect.
We are excited about this combination and believe it closely aligns our combined strengths with the needs of our customers. Please contact me with any questions you may have. As always, we appreciate your business and continued support.
Sincerely,
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Additional Information about the Proposed Transaction and Where to Find It:
In connection with the proposed transaction, AMB expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB. ProLogis and AMB also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by ProLogis and AMB with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by ProLogis with the SEC will be available free of charge on ProLogis’ website at www.prologis.com or by contacting ProLogis Investor Relations at +1-303-567-5690. Copies of the documents filed by AMB with the SEC will be available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at +1-415-394-9000.
AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about AMB’s executive officers and directors in AMB’s definitive proxy statement filed with the SEC on March 24, 2010. You can find information about ProLogis’ executive officers and directors in ProLogis’ definitive proxy statement filed with the SEC on March 30, 2010. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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